Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 22, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
15/09/2025	11,500	407.0531	4,681,110.65	12,540	478.3569	5,998,595.53	5,098,245.39	24,040	406.7952	9,779,356.04
16/09/2025	8,000	412.0060	3,296,048.00	—	—	—	—	8,000	412.0060	3,296,048.00
17/09/2025	14,300	398.5171	5,698,794.53	—	—	—	—	14,300	398.5171	5,698,794.53
18/09/2025	4,590	404.3426	1,855,932.53	—	—	—	—	4,590	404.3426	1,855,932.53
19/09/2025	9,000	408.9261	3,680,334.90	6,280	477.5027	2,998,716.96	2,555,143.96	15,280	408.0811	6,235,478.86
Total	47,390	405.4066	19,212,220.61	18,820	478.0719	8,997,312.48	7,653,389.35	66,210	405.7636	26,865,609.96

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till September 19, 2025, the total invested consideration has been:
•Euro 79,620,691.85 for No. 194,360 common shares purchased on the EXM
•USD 29,456,498.03 (Euro 25,160,299.89 *) for No. 61,276 common shares purchased on the NYSE.

As of September 19, 2025, the Company held in treasury No. 15,961,611 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.23% of the total issued common shares. Including the special voting shares, the Company held in treasury 8.80% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until September 19, 2025, the Company has purchased a total of 5,266,656 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,747,350,689.10.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2